Mail Stop 6010

July 12, 2006

By U.S. Mail and Facsimile to (011) (31) 20 59 77 230

Mr. Pierre-Jean Sivignon
Executive Vice President and Chief Financial Officer
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

>	**RE:	Koninklijke Philips Electronics N.V.**
>	**Amendment 1 to Form 20-F for the fiscal year ended**
>	**December 31, 2005**
>	**File No. 001-05146-01**

Dear Mr. Sivignon:

We have reviewed your letter dated on April 13, 2006 and amended Form 20-F and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 20-F for the year ended December 31, 2005

1.   We note your disclosure that, "The consolidated financial statements of LPL as of and for the fiscal year ended December 31, 2005 included in this Amendment have been prepared by and are the responsibility of LPL and its management. These financial statements have not been prepared by Philips or its management. Accordingly, Philips and its management assume no responsibility relating thereto." Please note that management is responsible for all financial statements included in your Form 20-F. Accordingly, please further amend your Form 20-F to remove any statements limiting management's responsibility, such as those underlined above.

        As appropriate, please amend your Form 20-F for the fiscal year December 31, 2005, and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3671 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

                                                        Sincerely,

                                                        Martin F. James
                                                        Senior Assistant Chief Accountant